BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. II
101 Arch Street
Boston, Massachusetts 02110-1106

March 16, 2006

Dear Limited Partner:

As you are aware, a bidder has made an offer to purchase units of limited partnership interest (“Units”) of Boston Financial Qualified Housing Tax Credits L.P. II, a Delaware limited partnership (the "Partnership").

Paco Development, L.L.C. has made an offer to purchase up to 3,300 Units of the Partnership, in cash, at a price of $65.00 per Unit, without interest, less the amount of any distributions per Unit made by the Partnership to the Unit holders after the date of the offer (the “Paco Offer”). The Paco Offer is being made subject to the terms and conditions set forth in the Offer to Purchase and a related Agreement of Transfer and Letter of Transmittal filed with the Securities and Exchange Commission on March 3, 2006.

Based on the factors listed below, the Managing General Partner is recommending against tendering Units with respect to the Paco Offer. Limited Partners should carefully consider the following factors, which the Managing General Partner considered and believes support its recommendation against tendering Units in the Paco Offer:

•
Paco's offering statement only briefly mentions that the Partnership's cash reserves were increased by $63 per unit ($3,800,000) attributable to the sale in 2006 of its interests in a local limited partnership. But it completely fails to mention the other, additional $39.59 per unit ($2,375,604) assets in the form of cash, cash equivalents and investment securities as of December 31, 2005 as reported in the Partnership's Form 10-Q filed February 14, 2006. In addition, the particular sale mentioned by Paco actually netted the Partnership approximately $4,200,000, which represents an additional $6.66 per unit above the originally projected figure. Accordingly, your Managing General Partner believes that there is value in the Partnership assets significantly in excess of Paco's offer price.

•	Unit holders who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from the sale of any of the Partnership's remaining assets.

•
Because the Paco Offer is not net of transfer fees, any proceeds from tendering in the Paco Offer will be reduced by a transfer fee of $10 per Unit transferred (subject to a $100 minimum and $250 maximum).

•
Paco's Offer fails to disclose that Paco is a member of a group (the "Park Group") of dissident limited partners in another fund, Boston Financial Qualified Housing Tax Credits, L.P. IV ("Fund IV") that is trying to block a liquidation and cash distributions to the limited partners of that Fund. Indeed, one member of the Park Group has made a tender offer for units of Fund IV below the low end of the general partners' estimated range of liquidation values for Fund IV, and the Park Group has launched a proxy battle seeking to remove that fund's general partners. Your General Partner is concerned that the Paco Offer may be one step in a concerted plan by Paco and perhaps others (such as members of the Park Group) to try to take control of your partnership for its own special agenda that may not be in the best interest of the other limited partners.

•
Paco's Offer fails to disclose that certain members of the Park Group, of which Paco is a member, are controlled by an individual named David L. Johnson. In March of 2002, a federal court civil jury found that Mr. Johnson committed fraud and breach of fiduciary duty in his dealings with limited partnerships managed by companies controlled by Mr. Johnson. In addition to an award of compensatory damages, a jury awarded $1.6 million in punitive damages against Mr. Johnson, and several companies that Mr. Johnson controlled were removed as general partners of the limited partnerships. (National Corporate Tax Credit Fund et al. v. Bond Purchase, L.L.C., et al.).[2]

•
In April 1998, the Court of Appeals of Missouri ruled that a company owned by Mr. Johnson and his wife had attempted to “play fast and loose with the court” in that company’s maneuvers to increase its voting control over a publicly traded real estate partnership. The court also ruled that Mr. Johnson’s company’s actions “epitomize a lack of good faith in the subject matter of the suit” and that his company “is also barred [from obtaining the requested relief] by its unclean hands.” (State of Missouri ex. Rel. Kelcor, Inc. v. The Nooney Realty Trust, Inc.)

•
The Paco Offer is a partial tender offer. If the Paco Offer is oversubscribed, Paco will accept tendered Units on a pro rata basis, which means that Limited Partners who tender all of the Units they own may still remain as Limited Partners of the Partnership. The affect of such oversubscription would be that Limited Partners who tendered in the Paco Offer in order to sell all of their Units will find instead that they are still Limited Partners in the Partnership.

•	Unit holders who tender their Units will forego the benefit of any future income and loss allocations from the Partnership with respect to such Units.

•	Certain Unit holders who tender their Units in the Paco Offer could recognize a taxable gain upon sale of their Units.

2 The Park Group’s consent solicitation materials regarding Fund IV note that, after the jury finding and pending appeal, the parties to the litigation settled their disputes and, following the settlement, the court vacated the judgment. However, those subsequent events do not change the fact that the jury that viewed the evidence found that Mr. Johnson committed fraud and that he acted with “malice, oppression or fraud.”

The Managing General Partner also believes that Limited Partners should carefully consider the following factors in making their own decision about whether to accept or reject the Paco Offer:

•
The Partnership Agreement gives the Managing General Partner the right, on behalf of the Partnership, to impose restrictions or refuse to permit the transfer of Units without an opinion of counsel that the transfer will not result in material adverse tax consequences to the Partners. The Managing General Partner, on behalf of the Partnership, therefore may require Paco to provide such an opinion of counsel in a form satisfactory to the Managing General Partner before permitting the transfer of Units pursuant to the Paco Offer.

•
Neither the Partnership nor, to the Managing General Partner’s knowledge, the Offeror has retained a third party to perform an evaluation or an appraisal to determine whether the price offered in the Paco Offer is fair.

Although we recommend against tendering Units in the Paco Offer, Unit holders should consult their advisors regarding their individual financial, tax, legal and other consequences of the Paco Offer, and make their own decision about whether to accept or reject the Paco Offer.

Neither the Partnership nor the General Partners of the Partnership currently intends to tender or sell any Units that are held of record or beneficially owned by them pursuant to the Paco Offer.

Given that Paco is a member of the Park Group and that the Park is seeking to remove the Managing General Partner in another fund, Fund IV, the Managing General Partner may be deemed to have an interest in making its recommendation that Limited Partners reject the Paco Offer. However, the Managing General Partner has a fiduciary obligation to act in the best interest of the Partnership, and believes that it is doing so by recommending that Limited Partners reject the Paco Offer.

Although we recommend against tendering Units in the Paco Offer, Unit holders should consult their advisors regarding their individual financial, tax, legal and other consequences of the Paco Offer.

A copy of the Partnership's Statement on Schedule 14D-9 has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Paco Offer. Limited partners are advised to carefully read the Schedule 14D-9.

  Should you have any questions concerning Paco Offer, please call ACS Securities Services, Inc. at (800) 823-4828 between 9:00 a.m. and 5:00 p.m. Central Standard Time

Sincerely,

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. II By: Arch Street, Inc., its Managing General Partner

By:	/s/ Michael H. Gladstone
Name: Michael H. Gladstone
Title: Vice President